MedClean Technologies, Inc.
3 Trowbridge Drive
Bethel, Connecticut 06801
(203) 798-1080

August 5, 2010

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Hagen J. Ganem

Re:	Medclean Technologies, Inc.
Registration Statement on Form S-1
Originally Filed May 21, 2010
File No.        333-166994

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) MedClean Technologies, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on May 21, 2010 (the “S-1 Registration Statement”).  No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (908) 663-2443, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq, 195 Route 9 South, 2nd Floor, Manalapan, NJ 07726, facsimile number (732) 577-1188.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 409-1212.

Very truly yours,

MEDCLEAN TECHNOLOGIES, INC.

By:	/s/ David J. Laky
David J. Laky Chief Executive Officer